
07006019

OB 3/28

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH. DC

SEC FILE NUMBER
8-42123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AXA Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick K. O'Shea 212 - 314-5648
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

10 3/30

I, Patrick K. O' Shea, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Distributors, LLC, as of December 31,2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Chief Financial Officer

Title

Notary Public

ORCHID GARBUTT
Notary Public, State of New York
No. 01GA6049018
Qualified in Kings County
Certificate Filed in New York County
Commission Expires Oct. 2, 2010

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Cash Flow.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Distributors, LLC

(A wholly owned subsidiary of Equitable Holdings, LLC)

Financial Statements and Supplemental Schedules
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2006

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Index
December 31, 2006



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Distributors, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in member's capital and cash flows present fairly, in all material respects, the financial position of AXA Distributors, LLC (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in note 3 to the financial statements, the Parent changed the manner in which it accounts for share-based compensation in 2006.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	25,700,256
Prepaid commissions		3,249,126
Receivable from affiliate, net		208,122
Receivable from Trusts		4,466,396
Total assets	$	33,623,900
Liabilities and Member's Capital		
Payable to affiliates, net	$	1,416,347
Payable to brokers		15,683,162
Accounts payable, accrued expenses and other liabilities		2,068,149
Total liabilities		19,167,658
Member's capital		14,456,242
Total liabilities and member's capital	$	33,623,900

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Income
Year Ended December 31, 2006

Revenues		
Commission revenues	$	618,124,057
Fee income from affiliates		92,129,434
Fee income from Trusts		77,434,610
Interest income		1,131,481
Total revenues		788,819,582
Expenses		
Commission expenses		618,124,057
Administrative and personnel service charges from affiliates		169,110,543
Total expenses		787,234,600
Income before income tax		1,584,982
Income tax expense		596,819
Net income	$	988,163

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Changes in Member's Capital
Year Ended December 31, 2006

	Member's Capital	Accumulated Deficit	Total
Balance at January 1, 2006	$ 26,842,615	$ (16,374,536)	$ 10,468,079
Capital contribution	3,000,000	-	3,000,000
Net income	-	988,163	988,163
Balance at December 31, 2006	$ 29,842,615	$ (15,386,373)	$ 14,456,242

The accompanying notes are an integral part of these financial statements.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 988,163
Adjustments to reconcile net income to net cash used by operating activities	
(Increase) in operating assets	
Prepaid commissions	(571,081)
Receivable from affiliate, net	(208,122)
Receivable from Trusts	(1,111,922)
(Decrease) increase in operating liabilities	
Payable to affiliates, net	(10,673,797)
Payable to brokers	6,107,728
Accounts payable, accrued expenses and other liabilities	438,343
Net cash used by operating activities	(5,030,688)
Cash flows from financing activities	
Capital contribution	3,000,000
Cash provided by financing activities	3,000,000
Net decrease in cash and cash equivalents	(2,030,688)
Cash and cash equivalents	
Beginning of year	27,730,944
End of year	$ 25,700,256
Supplemental disclosures	
Income taxes paid	$ 421,948

The accompanying notes are an integral part of these financial statements.

1. Organization

AXA Distributors, LLC (the "Company") is a wholly owned subsidiary of Equitable Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of AXA Equitable Life Insurance Company ("AXAEQ"). AXAEQ is a wholly owned indirect subsidiary of AXA Financial, Inc. whose ultimate parent is AXA, a French based holding company for an international group of insurance and related financial service companies.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is a licensed insurance agency.

The Company engages in the distribution of fixed and variable annuity and life insurance products issued by AXAEQ, MONY Life Insurance Company ("MONY") and MONY Life Insurance Company of America ("MLOA"), all of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and AXA Premier VIP Trust ("Trusts"), open-end management investment companies managed by AXAEQ, to AXAEQ, MONY and MLOA separate accounts in connection with the sale of variable annuities and life insurance contracts. In addition, the Company will begin distributing life insurance products issued by another affiliate, U.S. Financial Life insurance Company ("USFL") in 2007.

2. Summary of Significant Accounting Policies

Accounting Changes
On January 1, 2006, AXA Financial, Inc. ("AXF"), including the Company, adopted Statement of Financial Accounting Standard ("SFAS" No. 123 (R), "Share-Based Payment". To effect its adoption, AXF elected the "modified prospective method" of transition. Under this method, prior-period results were not restated. SFAS No. 123(R) requires the cost of all share-based payments to employees to be recognized in the financial statement based on their fair values, resulting in compensation expense for certain types of AXF's equity-classified award programs for which no cost previously would have been charged to net earnings under APB No. 25, most notably for stock options to purchase American Depository Receipts ("ADRs") and AXA ordinary shares and for employee stock purchase plans. As a result of adopting SFAS No. 123(R) on January 1, 2006, the Company's earnings before income taxes and net earnings for 2006 did not change, than if this plan had continued to be accounted for under APB No. 25. The Company is charged by AXA Equitable for personnel services provided on its behalf and receives a distribution fee from AXA Equitable equal to these charges for distributing its products.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Short-term investments with original maturities of 31 days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents as of December 31, 2006 includes an investment in a money market fund of $25,199,392. The majority of the Company's cash equivalents are held at a major U.S. bank.

Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

3. Share-Based Compensation

For full year 2006, the Company recognized $1,222,087 of compensation costs under SFAS No. 123 (R) for employee stock options and employee stock purchase plans.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, to not exceed 15 to 1. As of December 31, 2006, the Company had net capital of $6,028,610 which exceeded required net capital of $1,277,844 by $4,750,766. The Company's ratio of aggregate indebtedness to net capital was 3:18 to 1.

5. Transactions with Affiliates

As discussed in Note 1, the Company distributes fixed and variable annuity contracts and life insurance policies issued by AXAEQ, MONY and MLOA from which it receives compensation in accordance with its Distribution Agreements with these carriers. The compensation is reflected in commission revenues and fee income from affiliates. Commission revenues are amounts paid by AXAEQ, MONY and MLOA to the Company for commission expenses incurred by the Company. Additional amounts received by the Company are included in fee income from affiliates.

Pursuant to distribution agreements with the Trusts, the Company receives distribution fees from the Trusts on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of AXAEQ variable annuity and life insurance contracts.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, AXAEQ provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2006, the Company reimbursed AXAEQ $168,433,126, including state tax expense of $64,731, for the cost of providing such services.

Receivable from affiliate, net includes a receivable from AXAEQ of $29,010,768 for commissions and fees, offset by a payable of $28,802,646 for expenses. Payable to affiliates, net includes a payable to AXA Financial, Inc. of $907,726 for other personnel related expenses. In addition, the Company has a payable to MLOA and MONY of $473,678 and $34,943, respectively, for reimbursement of fees.

6. Capital Contribution

In August 2006, the Company received a $3,000,0000 capital contribution from Holdings.

7. Taxes

As a single member limited liability company, the Company is treated as a division of AXAEQ for federal and most state income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, AXAEQ allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the company on the basis of actual taxes incurred by the Company. The income tax provision is composed of the following:

Federal	$	532,088
State		64,731
	$	596,819

The difference between the federal statutory rate of 35% and the Company's effective tax rate of 38% is due to state income taxes. The statement of financial condition includes a federal income tax payable of $532,088, which is classified within Payable to affiliates, net and a state income tax payable of $20,000, which is classified within Accounts payable, accrued expenses and other liabilities.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2006

Schedule I

Net capital		
Total member's capital	$	14,456,242
Nonallowable assets		
Prepaid commissions		3,249,126
Receivable from affiliate, net		208,122
Receivable from Trusts		4,466,396
Net capital before haircuts on securities position	$	6,532,598
Haircuts on cash and cash equivalents		503,988
Net capital	$	6,028,610
Computation of basic net capital requirement		
Aggregate Indebtedness	$	19,167,658
Minimum capital required (the greater of $25,000 or 6 2/3% of aggregate indebtedness)	$	1,277,844
Capital in excess of minimum requirements	$	4,750,766
Ratio of aggregate indebtedness to net capital		3:18 to 1

There are no differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2006, as amended and filed February 27, 2007.

AXA Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, LLC)
Computation for Determination of Reserve Requirements
And Information Relating to Possession or Control Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006 **Schedule II**

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of the Rule.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Board of Directors and Member of

AXA Distributors, LLC

In planning and performing our audit of the financial statements of AXA Distributors, LLC (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END